Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

21 October 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
<u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

<u>**Kerry Willcock**</u>
Executive General Manager – Corporate and Legal

Enc.

File No. 82-3841

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

21 October 2005

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

CHANGE TO CHIEF FINANCIAL OFFICER

Tabcorp Holdings Limited today announced that David Elmslie has resigned from his position of Chief Financial Officer. Mr Elmslie has resigned to pursue private interests and will leave the company on 31 January 2006.

Managing Director and Chief Executive Officer, Matthew Slatter, said: "David Elmslie has made a great contribution to the growth and development of Tabcorp in his 10 years with the company.

"David played an integral role in the merger with Jupiters Limited and the acquisition of Tab Limited," Mr Slatter said.

Matthias Bekier has been appointed to the role of Chief Financial Officer, reporting directly to the Managing Director and Chief Executive Officer. He will commence in this position at the end of January 2006.

Mr Slatter said: "I am pleased to welcome Matt Bekier to Tabcorp's Executive Team. He brings a wealth of financial management and merger and acquisition experience. I look forward to working with him for the ongoing success of the company".

Mr Bekier holds a Degree in Economics and Commerce as well as a PhD in Finance, both from St Gallen University in Switzerland. He has held various roles with McKinsey & Company, building a substantial practice in both post-merger management and financial services, working across three continents (Australia, Asia and North America). He has been a leading advisor to the investment community and has significant experience in the design and implementation of best practice finance functions in a range of industries. In recent years he has been extremely active in leading major merger and acquisition projects both domestically and in Asia. He is currently based in Hong Kong where he is leading the Financial Services practice of over 80 consultants across Greater China.